                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                               February 6, 2003

             5% Increase in Revenue Compared to Previous Fiscal Year


                                                                                                           (UNIT: WON, %)
                                                                                                         -----------------
1. Total Increase in Revenue                                                                              428,410,682,763

    - % of Increase in Revenue                                                                                       51.9
    - Fiscal Year 2002                                                                                  1,253,859,290,910
    - Fiscal Year 2001                                                                                    825,448,608,147

2. Reason for the Increase                                 Growth in revenue attributable to growth of subscribers

3. Total Assets (Won) as of Dec 31, 2002                                                                3,580,692,468,911

4. Other                                                   The figures in the table may be changed upon the audit by
                                                           Hanaro's independent auditors.

            15% Decrease in Net Loss Compared to Previous Fiscal Year


                                                                                                           (UNIT: WON, %)
                                                                                                         -----------------
1. Total Decrease in Net Loss                                                                             120,972,825,549

    - % of Decrease in Net Loss                                                                                      49.6
    - Fiscal Year 2002                                                                                   -123,139,960,440
    - Fiscal Year 2001                                                                                   -244,112,785,989

2. Reason for the Decrease                                 Growth in revenues and slowdown of growth in operating costs attributable to growth of subscribers

3. Total Assets (Won) as of Dec 31, 2002                                                                3,580,692,468,911

4. Other                                                   The figures in the table may be changed upon the audit by
                                                           Hanaro's independent auditors.

         15% Decrease in Ordinary Loss Compared to Previous Fiscal Year


                                                                                                           (UNIT: WON, %)
                                                                                                         -----------------
1. Total Decrease in Ordinary Loss                                                                        120,972,825,549

    - % of Decrease in Ordinary Loss                                                                                 49.6
    - Fiscal Year 2002                                                                                   -123,139,960,440
    - Fiscal Year 2001                                                                                   -244,112,785,989

2. Reason for the Decrease                                 Growth in revenues and slowdown of growth in operating costs attributable to growth of subscribers

3. Total Assets (Won) as of Dec 31, 2002                                                                3,580,692,468,911

4. Other                                                   The figures in the table may be changed upon the audit by
                                                           Hanaro's independent auditors.